Mail Stop 3561

January 10, 2007

Mr. Kim Boyce
President and Director
Reflect Scientific, Inc.
1270 South 1380 West
Orem, UT
84058

> **Re: Reflect Scientific, Inc.**
> **Form 10-QSB**
> **Filed November 14, 2006**
> **File No. 000-31377**

Dear Mr. Boyce:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 10-QSB for the quarterly period ended September 30, 2006

Notes to the Consolidated Financial Statements

Note 2 - Acquisitions, page 7

1. We noted the transaction with Cryomaster in April 2006 was an asset purchase. It appears from your disclosure however, that you have recorded this transaction as

a business combination. Pursuant to the guidance of EITF 98-3 (paragraph 6 f.), the asset purchase does not appear to meet the definition of a business as Cryomaster was in the development stage and had yet to commence operations. Accordingly, business combination accounting (i.e. purchase accounting and recognition of goodwill) would not be appropriate. Please advise or revise your accounting treatment as appropriate.

2. We note your acquisition of JM SciTech LLC in the 2006. Audited historical financial statements (as well as interim financial statements) of the acquired entity for applicable periods prior to the merger are required if the acquisition is "significant". Accordingly, for all applicable periods before the merger, audited historical financial statements for JM SciTech LLC and pro forma financial statements are required to be filed in a Form 8-K in accordance with Item 310 (c) and (d) of Regulation S-B. If you believe that audited financial statements are not required because the acquisition is insignificant, please furnish the results of the three tests of significance in accordance with Item 310 (c) (2) of Regulation S-B and provide all supporting calculations. The amounts used in the calculations should be derived from audited financial statements of the acquired entity for the applicable periods.

3. Pending your response to our comments above, if your acquisitions (i.e. Cryomaster and JM SciTech LLC) are appropriately recorded as business combinations, please revise to provide the minimum required disclosures of SFAS 141 (see paragraphs 51 through 57). Your revisions should include the following:
    *   a tabular presentation of the assets acquired, liabilities assumed and the consideration paid (purchase price allocation) and pro forma information;
    *   disclose how you are accounting for the acquisitions (e.g. purchase accounting, etc.);
    *   how you determined the value of the stock issued and related cost of the acquired entity; and
    *   disclose any contingent consideration to be paid in the acquisitions and your intended accounting treatment.

4. Considering the comment above, regarding your acquisitions please elaborate the nature of any intangible assets (i.e. patents, customer lists, etc.) acquired. In this regard, disclose the estimated useful life, how you arrived at the value assigned to the intangible assets and discuss the basis for determining the values assigned. Please ensure to include the disclosures required by SFAS 142, paragraph 44. To enhance the reader's understanding, please expand your MD&A to discuss the significance of the intangible assets acquired and its impact on your operations.

As appropriate, please amend your filing and respond to these comments on EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551- 3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies